Exhibit 21

SUBSIDIARIES OF PHOTRONICS, INC.

State or Jurisdiction
of Incorporation or Organization

Align-Rite International, Ltd.	(United Kingdom)
Photronics (Wales) Limited	(United Kingdom)
Photronics, B.V.	(Netherlands)
Photronics California, Inc.	(California, USA)
Photronics Idaho, Inc.	(Idaho, USA)
Photronics Texas Allen, Inc.	(Texas, USA)
Photronics MZD, GmbH	(Germany)
Photronics Advanced Mask Corporation	(Taiwan, R.O.C.)
Photronics DNP Mask Corporation (1)	(Taiwan, R.O.C.)
Photronics Switzerland, S.a.r.L	(Switzerland)
Photronics Singapore Pte, Ltd.	(Singapore)
Photronics UK, Ltd.	(United Kingdom)
PK, Ltd. (2)	(Korea)
PKLT	(Taiwan, R.O.C.)
Trianja Technologies, Inc.	(Texas, USA)

Note: Entities directly owned by subsidiaries of Photronics, Inc. are indented and listed below their immediate parent. Ownership is 100% unless otherwise indicated.

(1)	50.01% owned by Photronics, Inc. and 49.99% owned by DNPJ
(2)	79.98% owned by Photronics, Inc., and 19.71% owned by Photronics Singapore Pte Ltd.